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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 19)*

                                Pure World, Inc.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    74622C106
                                 (CUSIP Number)

                               Guy P. Lander, Esq.
                       Davies Ward Phillips & Vineberg LLP
                               625 Madison Avenue
                               New York, NY 10022
                                 (212) 308-8866
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 6, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74622C106

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Paul O. Koether
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    1,621,933
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        1,869,576
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,621,933
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    1,869,576
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,491,509
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |X|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     43.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 74622C106

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Estate of Natalie I. Koether
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New Jersey
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        271,493
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    271,493
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     271,493
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 74622C106

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Paul O. Koether IRA
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New Jersey
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        318,020
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    318,020
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     318,020
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 74622C106

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Marital Trust u/w/o Natalie I. Koether
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New Jersey
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        513,141
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    513,141
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     513,141
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 74622C106

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Residuary Trust u/w/o Natalie I. Koether
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        558,356
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    558,356
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     558,356
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 74622C106

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Emerald Partners
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        110,000
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    110,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     110,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

INTRODUCTION

      This Amendment No. 19 to Schedule 13D amends the Schedule 13D (the "Schedule") and is filed by: (a) Paul O. Koether; (b) Estate of Natalie I. Koether; (c) Paul O. Koether IRA; (d) Marital Trust u/w/o Natalie I. Koether;
(e) Residuary Trust u/w/o Natalie I. Koether; and (f) Emerald Partners (collectively, the "Reporting Persons"). Unless otherwise indicated, all capitalized terms used herein shall have the meanings set forth in the Schedule and, unless amended hereby, all information previously filed remains in effect.

Item 2. Identity and Background

      Item 2 is hereby amended and supplemented by adding the following at the end thereof:

      Residuary Trust u/w/o Natalie I. Koether is an irrevocable trust formed under the laws of the State of New Jersey. The trust was organized under the will of the late Natalie I. Koether to hold certain assets of Mrs. Koether, including Pure World Shares. The books and records of the trust are maintained at 211 Pennbrook Road, Far Hills, New Jersey 07931. During the past five years the trust has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Emerald Partners is a general partnership formed under the laws of the State of New Jersey. The partnership's principal business is investing in securities and its principal office is located at 211 Pennbrook Road, Far Hills, New Jersey 07931. During the past five years the partnership has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

      Item 4 is hereby amended and supplemented by adding the following at the end thereof:

      Pure World, Inc. (the "Company"), Naturex, S.A, a societe anonyme organized under the laws of the French Republic (the "Parent") and Naturex Acquisition Corp, a Delaware corporation and a direct, wholly owned subsidiary of the Parent (the "Purchaser"), executed an Agreement and Plan of Merger (the "Merger Agreement"), dated as of June 6, 2005, pursuant to which Purchaser is required to commence a cash tender offer to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company ("Pure World Shares") at a price per share of $4.30 net to the seller in cash (the "Offer"), which is subject to a number of conditions. Following a successful completion of the Offer, and subject to certain conditions, the Purchaser is required by the Merger Agreement to effect a merger between the Purchaser and the Company (the "Merger"), pursuant to which each remaining issued and outstanding Pure World Share, other than those held by Parent or Purchaser or any stockholders who are entitled to and have properly exercised their appraisal rights under the Delaware General Corporation Law, would be converted into the right to receive in cash the same $4.30 price per share that will be offered in the Offer.

      Concurrently with, and as a condition to, the execution of the Merger Agreement, the Reporting Persons entered into a stockholder agreement dated as of June 6, 2005 (the "Stockholder Agreement") with Parent and Purchaser.

      Pursuant to the Stockholder Agreement, each Reporting Person has agreed
(a) to validly tender such person's Pure World Shares into the Offer as promptly as practicable, and in any event no later than the tenth business day following the commencement of the Offer, and (b) not to withdraw any Pure World Shares so tendered unless the Offer is terminated or has expired without Purchaser purchasing all Pure World Shares validly tendered in the Offer. The Purchaser's obligation to accept for payment and pay for the Pure World Shares tendered in the Offer pursuant to the Stockholder Agreement remains subject to all the terms and conditions of the Offer set forth in the Merger Agreement.

      Additionally, under the Stockholder Agreement, each Reporting Person has agreed that, prior to the termination of the Stockholder Agreement, such Stockholder shall not: (a) transfer, assign, sell, gift-over, pledge or otherwise dispose or, or consent to any of the foregoing ("Transfer"), any or all of its Pure World Shares, or any right or interest therein, (b) enter into any contract, option or other agreement, arrangement or understanding with respect to any Transfer, (c) grant any proxy, power-of-attorney or other authorization or consent with respect to any of its Pure World Shares, (d) deposit any of its Pure World Shares into a voting trust, or enter into a voting agreement or arrangement with respect to any of its Pure World Shares, (e) exercise or give notice of an intent to exercise, any options unless the Pure World Shares issuable thereunder become subject to the Stockholder Agreement upon exercise, or (f) take any other action that would in any way restrict, limit or interfere with the performance of such Stockholder's obligations under the Stockholder Agreement or the transactions contemplated by the Stockholder Agreement.

      Each Stockholder also has agreed that, if any action of the Reporting Persons as stockholders of the Company is required or requested by Parent or Purchaser between the date of the Stockholder Agreement and the consummation of the Offer with respect to the transactions contemplated by the Stockholder Agreement and the Merger Agreement, each Reporting Person shall vote all Pure World Shares held of record by such Reporting Person (or take such other similar action) in favor of the transactions contemplated by the Stockholder Agreement and the Merger Agreement.

      In addition to the foregoing covenants and agreements, each Stockholder made customary representations and warranties to the Parent and Purchaser, including representations and warranties regarding the number of Pure World Shares and/or options of the Company owned beneficially and of record by such Stockholder.

      The Stockholder Agreement and all rights and obligations of the parties thereunder shall terminate immediately upon the earlier of (i) the acceptance for payment by Purchaser of the Pure World Shares pursuant to the Offer and (ii) termination of the Merger Agreement in accordance with the terms thereof.

      A copy of the Stockholder Agreement is attached to this Amendment No. 19 as Exhibit 99.1 and is incorporated herein in its entirety by reference.

      Except as disclosed above, none of the Reporting Persons have any plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Company.

      Item 5 is amended and restated to read in its entirety as follows:

         (a) (b) Paul O. Koether owns of record and has sole beneficial ownership of 1,621,933 Pure World Shares and, by virtue of his control over the other Reporting Persons and his discretionary authority over the accounts of certain of his securities brokerage customers, may be deemed to share beneficial ownership of an additional 1,869,576 Pure World Shares, for total beneficial ownership of

3,491,509 Pure World Shares, constituting, 43.2% of the issued and outstanding Pure World Shares. Paul O. Koether disclaims beneficial ownership of the 98,566 Pure World Shares held in the discretionary accounts of his securities brokerage customers.

      Estate of Natalie S. Koether owns of record and has shared beneficial ownership of 271,493 Pure World Shares, constituting 3.4% of the issued and outstanding Pure World Shares.

      Paul O. Koether IRA owns of record and has shared beneficial ownership of 318,020 Pure World Shares, constituting 3.9% of the issued and outstanding Pure World Shares.

      Marital Trust u/w/o Natalie I. Koether owns of record and has shared beneficial ownership of 513,141 Pure World Shares, constituting 6.4% of the issued and outstanding Pure World Shares.

      Residuary Trust u/w/o Natalie I. Koether owns of record and has shared beneficial ownership of 558,356 Pure World Shares, constituting 6.9% of the issued and outstanding Pure World Shares.

      Emerald Partners owns of record and has shared beneficial ownership of 110,000 Pure World Shares, constituting 1.4% of the issued and outstanding Pure World Shares.

      (c) During the past 60 days, no transactions in Pure World Shares were affected by the Reporting Persons except as follows:

      On June 1, 2005, Paul O. Koether exercised options to acquire 55,000 Pure World Shares at $1.5625 per share, for a total consideration of $85,937.50. The options were to expire on June 9, 2005.

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Item 6 of the Schedule is amended and supplemented by adding the following at the end thereof:

      The Reporting Persons entered into the Stockholder Agreement with Parent and Purchaser, as described above in Item 4 of this Amendment No. 19 to the Schedule, which description is incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits

Exhibit No.   Description
-----------   -----------

       99.1 Stockholder Agreement, dated as of June 6, 2005 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Commission by Pure World, Inc. on June 7, 2005.)

       99.2 Agreement and Plan of Merger dated as of June 6, 2005 by and among the Company, Parent and Purchaser (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed with the Commission by Pure World, Inc. on June 7, 2005.)

       99.3   Joint Filing Agreement

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2005

                                        /s/ Paul O. Koether
                                        -------------------
                                        Signature
                                        Name: Paul O. Koether

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2005

                                        Estate of Natalie I. Koether

                                        By: /s/ Paul O. Koether
                                           --------------------
                                        Signature
                                        Name:  Paul O. Koether
                                        Title: Trustee

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2005

                                        Paul O. Koether IRA

                                        By: /s/ Paul O. Koether
                                           --------------------
                                        Signature
                                        Name:  Paul O. Koether
                                        Title:

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2005

                                        Marital Trust  u/w/o Natalie I. Koether.

                                        By: /s/ Paul O. Koether
                                           --------------------
                                        Signature
                                        Name:  Paul O. Koether
                                        Title: Trustee

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2005

                                        Residuary Trust u/w/o Natalie I. Koether


                                        By: /s/ Paul O. Koether
                                            -------------------
                                        Signature
                                        Name:  Paul O. Koether
                                        Title: Trustee

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2005

                                        Emerald Partners

                                        By: /s/ Paul O. Koether
                                           --------------------
                                        Signature
                                        Name:  Paul O. Koether
                                        Title: General Partner